

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

January 29, 2010

Via U.S. Mail and Fax (403) 262-4472

Mr. Shaun Toker
Chief Financial Officer
Triangle Petroleum Corp.
521 – 3 Avenue SW
Suite 1250
Calgary, Alberta, Canada T2P 3T3

      RE: Triangle Petroleum Corp.
             Form 10-K for the fiscal year ended January 31, 2009
             Filed April 9, 2009
             File No. 000-51321

Dear Mr. Toker:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended January 31, 2009

Financial Statements

Note 2 – Summary of Significant Accounting Policies

i) Revenue Recognition, page F-9

1.   We note your disclosure stating "oil and gas operations are generally conducted jointly with others…." Please disclose how you account for your "gas-balancing" arrangements to comply with EITF 90-22.

Note 4 – Oil and Gas Properties, page F-13

2.   We note your disclosures regarding the circumstances under which proved and unproved properties were either sold or "considered impaired" resulting in either gains or losses in your statements of operations. Given that you elected to apply the full cost method, gains or losses on sales or abandonments should be accounted for as adjustments to amounts capitalized for the respective cost centers unless you satisfy the criteria outlined in Rule 4-10(c)(6)(i) of Regulation S-X.

Further, since the term "impairment" is utilized in the full cost rules to refer to an assessment of unproved properties that results in these costs being added to the costs of properties subject to amortization, as stated in Rule 4-10(c)(3)(ii)(A), it is important to distinguish between impairments and ceiling test write-downs.

Any disclosures stating that you recorded impairment charges after determining that certain properties "exceeded their estimated realizable value," should be modified to clarify whether you are actually referring to ceiling test write-downs. If so, please also tell us how your computations are consistent with the ceiling test prescribed in Rule 4-10(c)(4) of Regulation S-X. If the amounts you recorded as impairment charges were not the result of a ceiling test, please quantify the differences and tell us how you propose to properly account for these items.

On a related point, your description of the ceiling test within your "Oil and Gas Properties" accounting policy note at page F-8, stating that the ceiling includes the lower of cost or estimated fair value of the unproven properties "*not* included in the costs being amortized " is incorrect and should be modified to eliminate the negative to comply with Rule 4-10(c)(4)(C) of Regulation S-X.

Please submit the accounting and disclosure revisions that you propose to resolve the concerns over your recognition of the various gains, losses and impairments described. If you believe your accounting is consistent with this guidance, please submit details sufficient to understand how you arrived at this view.

Note 5 – Natural Gas and Oil Reserves (unaudited), page F-16

3. As a small reporting company, you are required to present two years of financial statements, including all note disclosures required by GAAP. Accordingly, your disclosure of the changes in the standardized measure relating to proved oil and gas reserves should cover both years to comply with paragraph 33 of SFAS 69.

Note 7 – Convertible Debentures, page F-18

4. We note your disclosure explaining that in December 2008 you amended the terms of your December 28, 2005 convertible debentures, reducing the conversion price from $4.00 to $1.40 per share, also indicating partial conversion and settlement of the remaining balance followed, yielding a gain on extinguishment. We understand these instruments were originally issued with a beneficial conversion feature.

    Tell us how your accounting for each aspect of these events, including the modification, the conversion, and settlement is consistent with GAAP, including the guidance of EITF 96-19, EITF 00-27, and APB 26, as applicable, and providing details sufficient to understand the basis for your view.

Form 10-Q for the Quarter ended October 31, 2009

Statement of Cash Flows, page 5

5. We note that you identify investing cash outflows of $1.6 million and $678 thousand as "cash *advances* from partners." It appears you may need to revise this line item to correspond with the activity shown. Also tell us why you believe these amounts are properly reported as investing activities.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. The response should be uploaded to the EDGAR system. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief